P.E. 1/1/02


02001407

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


JAN 18 2002
1086

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2002

METRO INTERNATIONAL SA

(Translation of registrant's name into English)

75, Route de Longwy
LU-8080 Bertrange
Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

PRELIMINARY REPORTING DATES

Metro International S.A. ("Metro"), the international newspaper group, today announced the following dates for the release of its preliminary quarterly results statements and the Annual General Meeting in 2002:

Q4 2001 and Full Year Report	19 February 2002
Q1 2002 Interim Report	25 April 2002
Annual General Meeting	28 May 2002 (Luxembourg)
Q2 2002 Interim Report	7 August 2002
Q3 2002 Interim Report	24 October 2002

For further information, please visit www.metro.lu, email info@metro.lu or contact:

Pelle Törnberg, President & CEO tel: +44 (0) 20 7408 0230
Matthew Hooper, Investor & Press Relations tel: +44 (0) 20 7321 5010

Metro is the world's largest free newspaper, publishing and distributing 21 editions in 15 countries in 13 languages: Stockholm (Metro), Prague (Metro), Gothenburg (Metro), Hungary (Metro), the Netherlands (Metro), Helsinki (Metro), Malmö (Metro), Santiago (Publimetro), Philadelphia (Metro), Zurich (Metropol), Toronto (Metro Today), Rome (Metro), Buenos Aires (Publimetro), Milan (Metro), Warsaw (Metropol), Athens (Metrorama), Montreal (Metro), Barcelona (Metro Directe), Boston (Metro), Madrid (Metro Directo) and Copenhagen (MetroXpress).

Metro International S.A. 'A' and 'B' shares are listed on the NASDAQ National Market and on the Stockholmsbörsen O-List under the symbols MTROA and MTROB.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

METRO INTERNATIONAL S.A.



By:
Name: Anders Fällman
Title: Vice President

Date: January 18, 2002